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EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Second Quarter
September 30, 2004

FIRSTSERVICE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US Dollars, except per share amounts) — in accordance with US generally accepted accounting principles

	Three month periods ended September 30		Six month periods ended September 30
	2004	2003	2004	2003
Revenues	$184,774	$157,393	$355,744	$305,875
Cost of revenues	125,243	107,827	243,760	210,102
Selling, general and administrative expenses	37,001	30,494	71,179	61,075
Depreciation	3,449	3,118	6,738	6,241
Amortization	680	511	1,302	1,097

Operating earnings	18,401	15,443	32,765	27,360
Interest	2,323	2,050	4,559	4,105

Earnings before income taxes and minority interest	16,078	13,393	28,206	23,255
Income taxes	4,667	4,581	8,180	7,906

Earnings before minority interest	11,411	8,812	20,026	15,349
Minority interest share of earnings	1,884	1,497	3,267	2,631

Net earnings from continuing operations	9,527	7,315	16,759	12,718
Net earnings from discontinued operation, net of income taxes (note 3)	—	1,654	—	2,662
Gain on sale of discontinued operation, net of income taxes (note 3)	—	—	2,161	—

Net earnings	$9,527	$8,969	$18,920	$15,380

Net earnings per share (note 8):
Basic
Continuing operations	$0.64	$0.51	$1.13	$0.90
Discontinued operation	—	0.12	—	0.19
Gain on sale of discontinued operation	—	—	0.15	—

	$0.64	$0.63	$1.28	$1.09

Diluted
Continuing operations	$0.63	$0.51	$1.11	$0.89
Discontinued operation	—	0.11	—	0.18
Gain on sale of discontinued operation	—	—	0.14	—

	$0.63	$0.62	$1.25	$1.07

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US Dollars) — in accordance with US generally accepted accounting principles

	September 30, 2004	March 31, 2004
Assets
Current assets
Cash and cash equivalents	$21,333	$15,620
Accounts receivable, net of an allowance of $5,084 (March 31, 2004 –$3,976)	114,636	97,367
Income taxes recoverable	597	—
Inventories	16,488	15,229
Prepaids and other assets	9,673	15,659
Deferred income taxes	3,423	3,358

	166,150	147,233

Other receivables	7,422	5,397
Interest rate swaps	3,916	6,805
Fixed assets	49,205	49,826
Other assets	2,740	2,829
Deferred income taxes	2,198	2,167
Intangible assets	40,851	37,717
Goodwill	187,072	185,579

	293,404	290,320

	$459,554	$437,553

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$30,036	$20,526
Accrued liabilities	47,211	49,353
Income taxes payable	—	1,985
Unearned revenues	4,342	9,736
Long-term debt — current	17,762	3,502
Deferred income taxes	702	1,266

	100,053	86,368

Long-term debt — non-current	142,430	160,386
Interest rate swaps	504	—
Deferred income taxes	20,878	19,594
Minority interest	19,019	16,104

	182,831	196,084

Shareholders' equity
Capital stock	70,290	68,557
Contributed surplus	320	183
Receivables pursuant to share purchase plan	(2,148)	(2,148)
Retained earnings	99,778	81,972
Cumulative other comprehensive earnings	8,430	6,537

	176,670	155,101

	$459,554	$437,553

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US Dollars, except share information) — in accordance with US generally accepted accounting principles

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders' equity
Balance, March 31, 2003	14,164,190	$60,571	$—	$(2,434)	$62,948	$2,321	$123,406

Comprehensive earnings:
Net earnings	—	—	—	—	15,380	—	15,380
Foreign currency translation adjustments	—	—	—	—	—	4,080	4,080

Comprehensive earnings							19,460
Subordinate Voting Shares:
Stock options exercised	36,500	479	—	—	—	—	479

Balance, September 30, 2003	14,200,690	$61,050	$—	$(2,434)	$78,328	$6,401	$143,345

Balance, March 31, 2004	14,749,865	$68,557	$183	$(2,148)	$81,972	$6,537	$155,101

Comprehensive earnings:
Net earnings	—	—	—	—	18,920	—	18,920
Foreign currency translation adjustments	—	—	—	—	—	1,893	1,893

Comprehensive earnings							20,813
Subordinate Voting Shares:
Purchased for cancellation	(61,100)	(285)	—	—	(1,114)	—	(1,399)
Stock option expense	—	—	137	—	—	—	137
Stock options exercised	170,500	2,018	—	—	—	—	2,018

Balance, September 30, 2004	14,859,265	$70,290	$320	$(2,148)	$99,778	$8,430	$176,670

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

        (Unaudited)

        (in thousands of US Dollars) — in accordance with US generally accepted accounting principles

	Three month periods ended September 30		Six month periods ended September 30
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net earnings	$9,527	$8,969	$18,920	$15,380
Less: net earnings from discontinued operation	—	(1,654)	—	(2,662)
Less: gain on sale from discontinued operation	—	—	(2,161)	—
Items not affecting cash:
Depreciation and amortization	4,129	3,629	8,040	7,338
Deferred income taxes	(115)	(206)	(727)	265
Minority interest share of earnings	1,884	1,497	3,267	2,631
Other	174	156	257	311
Changes in non-cash working capital:
Accounts receivable	(5,839)	(1,257)	(13,810)	(5,997)
Inventories	1,031	(11)	(1,646)	1,974
Prepaids and other assets	1,334	1,170	3,303	2,021
Accounts payable and other accrued liabilities	(5,339)	(1,512)	(1,451)	660
Unearned revenue	(130)	1,682	267	2,295

Net cash provided by operating activities	6,656	12,463	14,259	24,216

Investing activities
Acquisition of businesses, net of cash acquired	(1,664)	(1,009)	(7,692)	(1,013)
Purchases of minority shareholders' interests	—	(940)	(813)	(940)
Purchases of fixed assets, net	(3,169)	(2,291)	(7,315)	(6,080)
Purchases of intangibles and other assets	(103)	(518)	(128)	(649)
Decrease (increase) in other receivables	1,050	536	1,221	(974)

Net cash used in investing activities	(3,886)	(4,222)	(14,727)	(9,656)

Financing activities
Repayments of long-term debt	(11)	(7,363)	(457)	(9,172)
Issuance of Subordinate Voting Shares	1,357	385	2,018	479
Repurchases of Subordinate Voting shares	(1,399)	—	(1,399)	—
Dividends paid to minority shareholders of subsidiaries	(72)	(156)	(174)	(193)

Net cash used in financing activities	(125)	(7,134)	(12)	(8,886)

Net cash (used in) provided by discontinued operation	—	(793)	4,679	(597)

Effect of exchange rate changes on cash	703	(1,386)	1,514	721

Increase (decrease) in cash and cash equivalents during the period	3,348	(1,072)	5,713	5,798
Cash and cash equivalents, beginning of period	17,985	12,248	15,620	5,378

Cash and cash equivalents, end of period	$21,333	$11,176	$21,333	$11,176

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited)
(in thousands of US Dollars, except per share amounts)

        1.     DESCRIPTION OF THE BUSINESS — FirstService Corporation (the "Company") is a provider of property and business services to commercial, residential and institutional customers in the United States and Canada. The Company's operations are conducted through four segments: Residential Property Management, Integrated Security Services, Property Improvement Services (previously known as Consumer Services) and Business Services.

        2.     SUMMARY OF PRESENTATION — These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US and Canadian generally accepted accounting principles have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements follow the same accounting policies as the most recent annual financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2004.

        In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of operations and its cash flows for the three and six month periods ended September 30, 2004. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending March 31, 2005.

        3.     DISPOSITION — On April 1, 2004, the Company sold substantially all of the assets of the company-owned lawn care operation carried on by its subsidiary Greenspace Services Ltd. to a third party. The sale proceeds were approximately $14,641, which was comprised of cash in the amount of $5,009, assumption of liabilities in the amount of approximately $5,895, and a note receivable with a face amount of $3,737. The note has been discounted at 7.5% with the principal amount repayable in five guaranteed annual installments starting April 1, 2005. A gain of $2,161, net of income taxes of $1,525, was recorded. The sale proceeds and the gain may be adjusted as certain contingencies are resolved. All contingencies are expected to be settled by December 2004. Prior year operating results of the lawn care operations which were previously included in the Property Improvement Services segment, have been reported as discontinued operations. The operating results for the three and six month periods ended September 30, 2004 and 2003 and the balance sheet of the discontinued operation are as follows:

Operating results Three months ended September 30	2004	2003
Revenues	$—	$9,138
Earnings from discontinued operation before income Taxes	—	1,710
Provision for income taxes	—	56

Net earnings from discontinued operation	—	1,654

Net earnings per share from discontinued operation:
Basic	$—	$0.12

Diluted	—	0.11

Operating results Six months ended September 30	2004	2003
Revenues	$—	$18,453
Earnings from discontinued operation before income Taxes	—	2,719
Provision for income taxes	—	56

Net earnings from discontinued operation	—	2,663

Net earnings per share from discontinued operation:
Basic	$—	$0.19

Diluted	—	0.19

Balance sheet	March 31, 2004
Current assets	$6,083
Fixed assets	3,090
Intangible assets	604
Goodwill	2,115

Total assets	$11,892

Current liabilities	$6,689
Non-current liabilities	790

Total liabilities	$7,479

        4.     ACQUISITIONS OF BUSINESSES AND PURCHASES OF MINORITY INTERESTS — During the six months ended September 30, 2004, the Company completed business acquisitions in the Residential Property Management segment for consideration of $6,250. The purchase price allocations have not yet been finalized. There were no business acquisitions during the six months ended September 30, 2003.

        Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at September 30, 2004, there was contingent consideration outstanding of up to $20,900 ($16,200 as at March 31, 2004). The contingencies will expire during the period extending to January 2009. Vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $1,442 of contingent consideration issued during the six-month period ended September 30, 2004 (2003 — $1,013) and allocated to goodwill.

        During the six months ended September 30, 2004, the Company purchased minority interests from three minority shareholders for total consideration of $813. The purchase prices were allocated as follows: intangible assets $371; minority interest $228 and goodwill $214. During the six months ended September 30, 2003, the Company purchased minority interests from one minority shareholder for total consideration of $940 which was allocated as follows: minority interest $656 and goodwill $284.

        5.     SUBSEQUENT EVENT — On October 14, 2004, the Company announced that it has agreed to a proposed plan of arrangement whereby it would acquire approximately 70% of the shares of CMN International, Inc. ("CMN"). CMN is the largest member of the Colliers International network of commercial real estate advisors and operates in the United States, Canada, Australia and several other countries. The acquisition has been approved by the boards of directors of both the Company and CMN, but is subject to regulatory, shareholder and other approvals. The expected completion date of the acquisition is November 30, 2004. The purchase price for the shares is approximately $49,000. In addition, the Company has agreed to assume approximately $17,000 of debt. The acquisition will be financed with cash on hand and through the Company's senior revolving credit facility.

        6.     LONG-TERM DEBT — The Company has an amended and restated credit agreement with a syndicate of banks that provides a $90,000 committed senior revolving credit facility (the "Credit Facility") renewable and extendible in 364-day increments, and if not renewed, a two-year final maturity. The Credit Facility was most recently renewed and extended on May 11, 2004. The Credit Facility bears interest at 1.375% to 2.75% over floating reference rates, depending on certain leverage ratios. At September 30, 2004, the Company had not drawn on the Credit Facility and had letters of credit of $6,410 outstanding.

        The Company has outstanding $100,000 of 8.06% fixed-rate Senior Secured Notes (the "8.06% Notes"). The final maturity of the 8.06% Notes is June 29, 2011, with equal annual principal repayments commencing on June 29, 2005. The Company also has outstanding $50,000 of 6.40% fixed-rate Senior Secured Notes (the "6.40% Notes"). The 6.40% Notes have a final maturity of September 30, 2015 with equal annual principal repayments commencing on September 30, 2012.

        The Credit Facility and the Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company's share of its subsidiaries, an assignment of material contracts and an assignment of the Company's "call rights" with respect to shares of the subsidiaries held by minority interests.

        The covenants and other limitations within the amended and restated credit agreement and the Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

        7.     FINANCIAL INSTRUMENTS — The Company has interest rate swap agreements to exchange the fixed rates on the Notes for variable rates. On the 8.06% Notes, one interest rate swap exchanges the fixed rate on $75,000 of principal for LIBOR + 250.5 basis points and a second exchanges the fixed rate on $25,000 for LIBOR + 445 basis points. The terms of the swaps match the term of the 8.06% Notes with a maturity of June 29, 2011. On the 6.40% Notes, two interest rate swap agreements exchange the fixed rate for a variable rate of LIBOR + 170 basis points. The terms of the swaps match the term of the 6.40% Notes with a maturity of September 30, 2015.

        The interest rate swaps are being accounted for as fair value hedges in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings. So long as the hedge is considered highly effective, the net impact on earnings is nil. The fair value of the swaps is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. Due to changes in the yield curve, the fair values of the swaps fluctuate and at September 30, 2004, the aggregate fair values were a gain of $3,412 (March 31, 2004 — gain of $6,805).

        The Company from time to time purchases and sells foreign currencies by using forward contracts, which have not been specifically identified as hedges. The values of these contracts are marked to market with resulting gains and losses included in earnings. At September 30, 2004 the Company had outstanding two foreign currency contracts to purchase a total of C$5,417 at a rate of C$1.3543 per US$1.0000 in December 2004 and March 2005, the fair value of which represented a gain of C$360 (US$285). The purpose of the contracts is to match expected future Canadian dollar denominated expenses at the Canadian Business Services operations to US dollar denominated revenues.

        8.     NET EARNINGS PER SHARE — The following table presents a reconciliation of the denominators used in computing earnings per share:

	Three-month period ended September 30		Six-month period ended September 30
	2004	2003	2004	2003
	(in thousands)
Basic earnings per share — weighted average shares outstanding	14,842	14,172	14,812	14,168
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	232	270	290	161

Diluted earnings per share — weighted average shares outstanding	15,074	14,442	15,102	14,329

        9.     STOCK-BASED COMPENSATION — The Company has a stock option plan for officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year period and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.

        Effective April 1, 2003, the Company is accounting for stock options as compensation expense in accordance with SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS 123 ("SFAS 148") provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company is using the prospective method under SFAS 148 and is expensing the fair value of new option grants awarded subsequent to March 31, 2003. The financial statements for the three months ended September 30, 2004 include $67 of stock option expense (2003 — nil). For the six months ended September 30, 2004, $135 of stock option expense was recorded (2003 — nil).

        Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by GAAP. Had compensation expense been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	Three-month period ended September 30		Six-month period ended September 30
	2004	2003	2004	2003
Net earnings, as reported	$9,527	$8,969	$18,920	$15,380
Less: Total stock-based compensation expense determined under fair value method	(457)	(544)	(914)	(1,088)

Pro forma net earnings	$9,070	$8,425	$18,006	$14,292

Reported earnings per share:
Basic	$0.64	$0.63	$1.28	$1.09
Diluted	0.63	0.62	1.25	1.07
Pro forma net earnings per share:
Basic	$0.61	$0.59	$1.21	$1.01
Diluted	0.60	0.58	1.19	1.00

        10.   CONTINGENCIES — The Company is involved in legal proceedings and claims primarily arising in the normal course of its business. In the opinion of management, the Company's liability, if any, would not materially affect its results of operations or financial condition.

        11.   GUARANTEE — In connection with a contract, the Company has assumed risks associated with work to be performed by a third party. In the unlikely event of non-performance by the third party, the maximum exposure to the Company would be $7,926.

        12.   SEGMENTED INFORMATION — The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment's performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping, painting and restoration and other services to residential community associations in the United States. Integrated Security Services provides security systems installation, maintenance, monitoring and manpower to primarily commercial customers in Canada and the United States. Property Improvement Services (previously known as Consumer Services) provides franchised and Company-owned property services to consumers in the United States and Canada. Business Services provides marketing support and business process outsourcing services to corporate and institutional clients in Canada and the United States. Corporate includes the costs of operating the Company's headquarters.

OPERATING SEGMENTS

	Residential Property Management	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Three-month period ended September 30, 2004
Revenues	$78,879	$35,588	$32,280	$37,983	$44	$184,774

Operating earnings	6,140	2,128	8,444	3,323	(1,634)	18,401

Interest, net						(2,323)
Income taxes						(4,667)
Minority interest						(1,884)

Net earnings						$9,527

Three-month period ended September 30, 2003
Revenues	$66,820	$29,529	$24,873	$36,086	$85	$157,393

Operating earnings	4,973	1,749	6,848	3,578	(1,705)	15,443

Interest, net						(2,050)
Income taxes						(4,581)
Minority interest						(1,497)

Net earnings from continuing operations						7,315
Net earnings from discontinued operation						1,654

Net earnings						$8,969

	Residential Property Management	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Six-month period ended September 30, 2004
Revenues	$150,022	$69,713	$62,541	$73,403	$65	$355,744

Operating earnings	11,658	4,142	15,293	5,311	(3,639)	32,765

Interest, net						(4,559)
Income taxes						(8,180)
Minority interest						(3,267)

Net earnings from continuing operation						16,759
Gain on sale of discontinued operation						2,161

Net earnings						$18,920

Six-month period ended September 30, 2003
Revenues	$128,941	$59,721	$47,832	$69,206	$175	$305,875

Operating earnings	10,475	3,355	10,956	5,755	(3,181)	27,360

Interest, net						(4,105)
Income taxes						(7,906)
Minority interest						(2,631)

Net earnings from continuing operation						12,718
Net earnings from discontinued operation						2,662

Net earnings						$15,380

GEOGRAPHIC INFORMATION

	Canada	United States	Consolidated
Three-month period ended September 30, 2004
Revenues	$47,779	$136,995	$184,774

Total long-lived assets	49,678	227,450	277,128

Three-month period ended September 30, 2003
Revenues	$43,707	$113,686	$157,393

Total long-lived assets	59,334	195,747	255,081

Six-month period ended September 30, 2004
Revenues	$93,807	$261,937	$355,744

Six-month period ended September 30, 2003
Revenues	$82,788	$223,087	$305,875

        13.   RECONCILIATION TO CANADIAN GAAP — The following adjustments are required to reconcile these consolidated financial statements to generally accepted accounting principles ("GAAP") in Canada:

  a.
  Deficit elimination.    On September 15, 1997, the shareholders of the Company approved a reduction of the stated capital attributable to the Company's capital stock by $5,683, thereby eliminating the Company's deficit as at March 31, 1997. While permitted under Canadian GAAP, this elimination is not permitted under United States GAAP.

  b.
  Currency translation adjustments.    Under United States GAAP, currency translation and certain other transactions must be reported in an equity account called "other comprehensive earnings". Under Canadian GAAP, such an account does not exist, and currency translations are reported in an equity account called "currency translation adjustments". The Company's foreign currency translation adjustments account is similar to the other comprehensive earnings account in all material respects.

  c.
  Accounting for interest rate swaps.    Under Canadian GAAP, hedge accounting does not require interest rate swaps to be recorded on the balance sheet. However, the earnings impact of interest rate swaps is identical under Canadian and United States GAAP.

        There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of earnings. Below is a continuity schedule of retained earnings under Canadian GAAP:

	2004	2003
Balance, March 31	$87,655	$68,631
Net earnings	18,920	15,380
Subordinate Voting Shares purchased for cancellation	(1,114)	—

Balance, September 30	$105,461	$84,011

        The tables below provide a reconciliation of the Company's affected consolidated balance sheet accounts from United States GAAP to Canadian GAAP.

As at March 31, 2004	United States GAAP	Reconciling adjustments	Canadian GAAP
Assets
Interest rate swaps	$6,805	$(6,805)	$—
Subtotal non-current assets	290,320	(6,805)	283,515

Total assets	$437,553	$(6,805)	$430,748

Liabilities
Long-term debt — non-current	$160,386	$(6,805)	$153,581
Subtotal non-current liabilities	196,084	(6,805)	189,279

Shareholders' equity
Capital stock	68,557	(5,683)	62,874
Retained earnings	81,972	5,683	87,655
Subtotal shareholders' equity	155,101	—	155,101

Total liabilities and shareholders' equity	$437,553	$(6,805)	$430,748

As at September 30, 2004	United States GAAP	Reconciling adjustments	Canadian GAAP
Assets
Interest rate swaps	$3,916	(3,916)	$—
Subtotal non-current assets	293,404	(3,916)	289,488

Total assets	$459,554	(3,916)	$455,638

Liabilities
Long-term debt — non-current	$142,430	(3,412)	$139,018
Interest rate swaps	504	(504)	—
Subtotal non-current liabilities	182,831	(3,916)	178,915

Shareholders' equity
Capital stock	70,290	(5,683)	64,607
Retained earnings	99,778	5,683	105,461
Subtotal shareholders' equity	176,670	—	176,670

Total liabilities and shareholders' equity	$459,554	$(3,916)	$455,638

        There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of cash flows.

FIRSTSERVICE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
November 3, 2004

Consolidated review

Operating results for the three months ended September 30, 2004, the second quarter of fiscal 2005, relative to the same period a year ago were significantly improved, with higher revenues, operating earnings and net earnings generated through a combination of internal and acquired growth. All four of our operating segments reported gains in revenues and three reported gains in operating earnings.

Included in the year-to-date results is a gain on sale of the assets of the Greenspace Services Ltd. lawn care operations. These assets were sold at the beginning of the first quarter and resulted in a gain on disposal of $2.1 million or $0.14 per diluted share. The Greenspace operation has been classified as a discontinued operation for comparative purposes.

On October 27, 2004, we updated our outlook for fiscal 2005, maintaining the forecasts for revenues and EBITDA(1) while narrowing the range for diluted earnings per share from continuing operations. The updated outlook takes into account the operating results achieved in the first half of the fiscal year, which due to the seasonal nature of the business, represent approximately 65% of the year's expected EBITDA, as well as expected interest rates and foreign exchange rates for the balance of the year. The updated outlook is for revenues of $660 to $680 million, EBITDA of $62 to $64 million and diluted earnings per share from continuing operations of $1.47 to $1.55. The previous outlook dated July 28, 2004 was identical except that the diluted earnings per share from continuing operations range was $1.45 to $1.55. The updated outlook does not include the impact of the proposed CMN International Inc. acquisition described below.

(1)
EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended September 30		Six months ended September 30
	2004	2003	2004	2003
	(in thousands of US$)
EBITDA	$22,530	$19,072	$40,805	$34,698
Less: depreciation and amortization	4,129	3,629	8,040	7,338

Operating earnings	$18,401	$15,443	$32,765	$27,360

Our Consumer Services segment has been renamed Property Improvement Services to better reflect the operations in that segment, especially in light of the sale of Greenspace, which was a heavily consumer-oriented business.

On October 14, 2004, after the end of the quarter, we announced that we had agreed to a proposed plan of arrangement whereby we would acquire approximately 70% of the shares of CMN International, Inc. ("CMN"). CMN is the largest member of the Colliers International network of commercial real estate advisors and operates in the United States, Canada, Australia and several other countries. The balance of the shares will be held by a group of approximately 200 CMN brokers, employees and managers. The acquisition has been approved by the boards of directors of both the Company and CMN, but is subject to regulatory, shareholder and other approvals. The expected completion date of the acquisition is November 30, 2004. The purchase price for the shares is approximately $49 million. In addition, we have agreed to assume approximately $17 million of debt.

Results of operations — three months ended September 30, 2004 and 2003

Revenues for our second quarter of fiscal 2005 were $184.8 million, 17% higher than the prior year quarter. Internal growth was 8%, while acquisitions and changes in foreign exchange rates contributed 7% and 2%, respectively.

During the quarter, 26% of our revenues were originally denominated in Canadian currency, and the balance in US dollars. Based on average foreign exchange rates, the Canadian dollar was 5.6% stronger relative to the US dollar during the quarter than in the comparable quarter last year. The Company's Canadian dollar denominated revenues and earnings benefit from a stronger Canadian dollar upon conversion to US dollars. This is offset by exchange losses incurred by certain of our Business Services operations based in Canada that sell services to US clients in US dollars. If exchange rates had stayed constant year-over-year, the current year's second quarter revenues would have been $2.5 million lower and operating earnings would have been approximately $0.3 million higher.

Second quarter EBITDA was $22.5 million, 18% higher than the $19.1 million reported in the prior year quarter. Our EBITDA margin was 12.2% of revenues, up 10 basis points, rising primarily due to stronger performance in the Residential Property Management segment. Operating earnings for the quarter were $18.4 million, up from $15.4 million in the prior year driven by higher revenues.

Interest expense was $2.3 million versus $2.1 million recorded in the prior year quarter. The average interest rate during the quarter was 5.9%, approximately 50 basis points higher than last year's quarter. The increase in rates is attributable to increases in floating reference interest rates. Substantially all of our indebtedness was at variable interest rates during the quarter.

The consolidated income tax rate declined to approximately 29.0% of earnings before income taxes and minority interest from 34.2% in the prior year's quarter. The reduction in tax rate is primarily the result of additional efficiencies generated from the cross-border tax structure we implemented in fiscal 2000.

Net earnings from continuing operations for the quarter were $9.5 million, compared to $7.3 million in the prior year quarter, the result of higher operating earnings from our Property Improvement, Residential Property Management and Integrated Security operations combined with lower income taxes, offset by lower operating earnings from Business Services, and higher interest costs.

Net earnings per share and diluted net earnings per share were impacted by higher net earnings and changes in the number of shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding to increase 4.7% to 14.8 million. Diluted shares outstanding increased 4.4% to 15.1 million as a result of higher dilution under the Treasury Stock Method from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

Our Residential Property Management segment reported revenues of $78.9 million for the quarter, up 18% versus the prior year quarter. Internal growth was 10%, and an additional 8% of growth came from acquisitions completed during the last twelve months. Internal growth came from growth in contractual property management revenues, primarily in Florida and higher commercial pool management revenues. Acquisition growth was attributable to the Chicago platform acquired in June 2004 and two small tuck-under acquisitions in South Florida. Residential Property Management EBITDA was $7.4 million relative to $6.0 million in the prior year quarter and margins increased to 9.4% from 9.0%. The increase in margin was related to a higher level of activity and productivity in the property services operations (grounds maintenance, swimming pool management, plumbing, and painting) and seasonal timing in the swimming pool management operations.

The revenues of our Integrated Security Services segment rose 21% to $35.6 million. Internal growth was 13% (10% net of foreign exchange on our Canadian operations), while acquisitions accounted for 8% of growth. Internal growth was primarily due to higher systems installation revenues in Canada. Acquisition growth came from operations in Florida and Texas acquired late in fiscal 2004. Integrated Security Services EBITDA was $2.7 million versus $2.2 million reported one year ago, and margins were stable at 7.5%.

Consumer Services revenues were $32.3 million, an increase of 30% over the prior year period. Internal growth represented 12% of the revenue gain (11% net of foreign exchange on Canadian operations), while acquisitions accounted for 18%. Acquired growth was attributable to four acquisitions — including the Pillar to Post Home Inspections franchise system — completed in October 2003. EBITDA in Consumer Services was $9.2 million compared to $7.3 million reported in the prior year period, included a 100 basis point decline in margins due to changes in the timing of expenses relative to the prior year.

Second quarter revenues in Business Services were $38.0 million, an increase of 5% over the fiscal 2004 period. Internal growth accounted for 2% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to new business process outsourcing clients, but were offset by lower textbook fulfillment volumes at our Southwest operations headquartered in Dallas. Business Services EBITDA was $4.8 million versus $5.2 million reported one year ago. Most of the decline was attributable to foreign exchange on operations in which revenues are denominated in US dollars, while services are provided using Canadian resources, and amounted to a reduction in EBITDA of approximately $0.3 million. An additional $0.2 million decline in EBITDA was attributable to lower textbook volumes, an activity that is extremely seasonal and carries high margins during the June to August textbook season to offset fixed costs in the off-season. We expect that textbook volumes will return to historic levels next season, in line with our expectations of higher textbook funding from state governments.

Corporate expenses for the quarter totaled $1.6 million, down slightly from the $1.7 million reported in the prior year period.

Summary of quarterly results (unaudited)

(in thousands of US$ except per share amounts)	Q1	Q2	Q3	Q4
FISCAL 2005
Revenues	$170,970	$184,774
Operating earnings	14,364	18,401
Net earnings from continuing operations	7,232	9,527
Net earnings from discontinued operation	—	—
Gain on sale of discontinued operation	2,161	—
Net earnings	9,393	9,527
Net earnings per share:
Basic	0.64	0.64
Diluted	0.62	0.63
FISCAL 2004
Revenues	$148,482	$157,393	$148,704	$155,215
Operating earnings	11,917	15,443	6,009	5,702
Net earnings from continuing operations	5,403	7,315	2,650	3,496
Net earnings from discontinued operation	1,009	1,654	(640)	(1,863)
Net earnings	6,412	8,969	2,010	1,633
Net earnings per share:
Basic	0.45	0.63	0.14	0.11
Diluted	0.45	0.62	0.14	0.11
FISCAL 2003
Revenues			$123,931	$124,093
Operating earnings			5,002	2,905
Net earnings from continuing operations			1,760	2,821
Net earnings from discontinued operation			(425)	(1,819)
Net earnings			1,335	1,002
Net earnings per share:
Basic			0.10	0.07
Diluted			0.09	0.07
OTHER DATA
EBITDA — Fiscal 2005	$18,275	$22,530
EBITDA — Fiscal 2004	15,626	19,072	$9,873	$9,723
EBITDA — Fiscal 2003			8,284	6,510

Results of operations — six months ended September 30, 2004 and 2003

For the six months ended September 30, 2004, revenues were $355.7 million, an increase of 16% relative to the prior year period ended September 30, 2003. Internal growth was 9%, while acquisitions and changes in foreign exchange rates contributed 6% and 1%, respectively.

During the six-month period, 26% of our revenues were originally denominated in Canadian currency, and the balance in US dollars. Based on average foreign exchange rates, the Canadian dollar was 4.2% stronger relative to the US dollar during the period than in the comparable period last year. The Company's Canadian dollar denominated revenues and earnings benefit from a stronger Canadian dollar upon conversion to US dollars. This is offset by exchange losses incurred by certain of our Business Services operations based in Canada that sell services to US clients in US dollars. If exchange rates had stayed constant year-over-year, the current year's six-month revenues would have been $3.8 million lower and operating earnings would have been unchanged.

Six-month EBITDA was $40.8 million, 18% higher than the $34.7 million reported in the prior year quarter. Our EBITDA margin was 11.5% of revenues, up 20 basis points, rising primarily due to stronger performance in the Property Improvement Services segment. Operating earnings for the period were $32.7 million, up from $27.4 million in the prior year driven by higher revenues.

Interest expense for the six months ended September 30, 2004 was $4.6 million versus $4.1 million recorded in the same six months last year. The average interest rate during the period was 5.8%, approximately 50 basis points higher than in the same period last year. The increase in rates is attributable to increases in floating reference interest rates. Substantially all of our indebtedness was at variable interest rates during the six-month period.

The consolidated income tax rate declined to approximately 29.0% of earnings before income taxes and minority interest from 34.0% in the prior year period. The reduction in tax rate is primarily the result of additional efficiencies generated from the cross-border tax structure we first implemented in fiscal 2000.

Net earnings from continuing operations for the period were $16.8 million, compared to $12.7 million in the prior year period. This was the result of higher operating earnings from our Property Improvement, Residential Property Management and Integrated Security operations combined with lower income taxes, offset by lower operating earnings from Business Services, and higher interest costs.

In April 2004, a $2.2 million gain was realized on the disposal of the Greenspace operation. The prior year comparative net earnings from discontinued operation reflect the seasonal nature of the Greenspace business. For the full year ended March 31, 2004, net earnings from the discontinued Greenspace operation were $0.2 million.

Net earnings per share and diluted net earnings per share were impacted by higher net earnings and the number of shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding during the six-month period to increase 4.5% to 14.8 million. Diluted shares outstanding increased 5.4% to 15.1 million as a result of higher dilution under the Treasury Stock Method from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

The Residential Property Management segment reported revenues of $150.0 million for the six-month period, up 16% versus the prior year quarter. Internal growth was 9%, and an additional 7% of growth came from acquisitions completed during the last twelve months. Internal growth came from growth in contractual property management revenues, primarily in Florida and higher commercial pool management revenues. Acquisition growth was attributable to the Chicago platform acquired in June 2004 and two small tuck-under acquisitions in South Florida. Residential Property Management EBITDA was $14.0 million relative to $12.7 million in the prior year period. Margins declined to 9.4% from 9.8%, as a result of changes in the revenue mix toward contractual property management, which carries lower margins than property services. Partially offsetting this in the second quarter was an increase in margins and productivity from certain property services businesses.

Integrated Security Services segment revenues rose 17% to $69.7 million. Internal growth was 9% (7% net of foreign exchange on our Canadian operations), while acquisitions accounted for 8% of growth. Internal growth was primarily due to higher systems installation revenues in Canada. Acquisition growth came from operations in Florida and Texas acquired late in fiscal 2004. Integrated Security Services EBITDA was $5.3 million, an increase of 23% over the $4.3 million reported one year ago, and margins were up 30 basis points to 7.5%. The margin increase was the result of a shift in revenue mix from lower margin security officers to higher margin security systems.

Consumer Services revenues were $62.5 million, an increase of 31% over the prior year period. Internal growth represented 12% of the revenue gain (11% net of foreign exchange on Canadian operations), while acquisitions accounted for 19%. Acquired growth was attributable to the four acquisitions — including the Pillar to Post Home Inspections franchise system — completed in October 2003. EBITDA in Consumer Services was $16.7 million compared to $12.0 million reported in the prior year period. The margin rose 170 basis points to 26.7% for the year-to-date period as a result of (i) mix change from recent acquisitions and (ii) operating leverage from higher royalty revenues, which were partially offset by higher expenses due to timing in the second quarter.

Six-month revenues in Business Services were $73.4 million, an increase of 6% over the fiscal 2004 period. Internal growth accounted for 3% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to new business process outsourcing clients, but were offset by lower textbook fulfillment volumes at our Southwest operations headquartered in Dallas. Business Services EBITDA was $8.4 million, versus $8.9 million reported one year ago. The decline was attributable to foreign exchange on operations in which revenues are denominated in US dollars, while services are provided using Canadian resources and to lower textbook volumes, an activity that is extremely seasonal and carries high margins during the June to August textbook season to offset fixed costs in the off-season. We expect that textbook volumes will return to historic levels next season, in line with our expectations of higher textbook funding from state governments.

Corporate expenses for the period totaled $3.6 million, up from the $3.1 million reported in the prior year period, due to Sarbanes-Oxley 404 implementation costs, and additional variable compensation expense.

Seasonality and quarterly fluctuations

Certain segments of the Company's operations, which in the aggregate comprise approximately 10% of revenues, are subject to seasonal variations. Specifically, the demand for exterior painting and lawn care (Consumer Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. In addition, the majority of textbook fulfillment activity (Business Services segment) occurs in the months of June to August. As a result, these operations generate most of their annual revenues and earnings between April and September.

The seasonality of swimming pool management, franchised exterior painting, franchised lawn care and textbook fulfillment results in variations in quarterly EBITDA margins. Variations in quarterly EBITDA margins can also be caused by acquisitions, which alter the consolidated service mix. The Company's non-seasonal businesses typically generate a consistent EBITDA margin over all four quarters, while the Company's seasonal businesses experience high EBITDA margins in the first two quarters, offset by negative EBITDA in the last two quarters. As non-seasonal revenues increase as a percentage of total revenues, the Company's quarterly EBITDA margin fluctuations should be reduced.

Liquidity and capital resources

Net cash provided by operating activities for the quarter was $6.7 million, versus $12.5 million in the prior year period. In the current quarter, cash of $5.8 million was consumed by increases in accounts receivable, due mainly to higher revenues. Days' sales outstanding ("DSO") relative to trailing three month revenues as at September 30, 2004 was unchanged relative to March 31, 2004 at 57 days.

For the six-month period, $14.3 million of cash was provided by operating activities versus $24.2 million in the prior year period. The main reason for the decline in cash flow was increased investment in accounts receivable due to the increase in revenues during the year-over-year period. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company. We intend to finance the CMN acquisition using cash on hand and our existing senior revolving credit facility.

Net indebtedness as at September 30, 2004 was $135.4 million, down from $141.5 million at March 31, 2004. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The current portion of long-term debt increased versus March 31, 2004 because a $14.3 million principal repayment on the 8.06% Senior Secured Notes is due on June 29, 2005. We are in compliance with the covenants within our financing agreements as at September 30, 2004 and, based on our outlook for the balance of the year, we expect to remain in compliance with the covenants. We had $83.6 million of available un-drawn credit as of September 30, 2004.

For the six months ended September 30, 2004, capital expenditures were $7.3 million. Significant purchases were service vehicle fleet replacement and expansion for the Consumer Services and Residential Property Management operations. Capital expenditures for the year are expected to be approximately $13.0 to $14.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $20.9 million as at September 30, 2004 ($16.2 million as at March 31, 2004). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where management is also a minority owner, the Company is party to shareholders' agreements. These agreements allow us to "call" the minority position for a predetermined formula price, which is usually equal to the multiple of trailing two-year average EBITDA underlying the purchase price paid by the Company for the original acquisition. Minority owners may also "put" their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders' interests, as calculated in accordance with shareholders' agreements, was approximately $35 million at September 30, 2004 (March 31, 2004 — $30 million). While it is not our intention to acquire outstanding minority interests, this step would materially increase net earnings. Based on our estimates, on an annual basis, the acquisition of all minority interests would increase interest expense by $1.4 million, increase amortization expense by $1.0 million, reduce income taxes by $0.4 million and reduce minority interest share of earnings by $3.5 million, resulting in an approximate increase to net earnings of $1.5 million.

The following table summarizes our contractual obligations as at September 30, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	Contractual obligations (In millions of US$)
Long-term debt	$153.4	$16.1	$30.1	$28.6	$78.6
Capital lease obligations	3.4	1.6	1.8	—	—
Operating leases	74.7	16.8	24.4	17.7	15.8
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$231.5	$34.5	$56.3	$46.3	$94.4

At September 30, 2004, we had commercial commitments totaling $6.4 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 17 and 18 to the March 31, 2004 annual audited consolidated financial statements and notes 10 and 11 to the September 30, 2004 unaudited consolidated financial statements.

Transactions with related parties

During the six-month period, we paid rent to an entity controlled by an officer of the Company and to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.6 million (2003 — $0.6 million), and they were completed at market rates. The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in the Company's critical accounting policies and estimates from those described in our annual report dated March 31, 2004.

Impact of recently issued accounting standards

There are no recently issued accounting standards affecting the Company in addition to those described in our annual report dated March 31, 2004.

Financial instruments

The Company uses financial instruments as part of its strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

The Company maintains an interest rate risk management strategy that uses interest rate swaps to lower the long-term cost of borrowed funds. The Company's specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of the Company's fixed-rate debt when that fair value is compared with the cost of the borrowed funds. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by the gain or loss on the interest rate swaps that are linked to the debt.

As at September 30, 2004, we had interest rate swaps in place to convert $150 million of fixed rate debt into floating rate debt. With the swaps in place, substantially all of our debt was at floating rates. Gains and losses with respect to the interest on the notional debt are recorded as a reduction or increase to interest expense.

The Company from time to time uses foreign exchange contracts to fix Canadian dollar expenses relative to US dollar revenues. As at September 30, 2004 we had contracts in place to purchase $C5.4 million between December 2004 and March 2005. Gains and losses on the contracts are included in earnings.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 14,196,418 Subordinate Voting Shares, 662,847 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 968,815 Subordinate Voting Shares are issuable upon exercise of options granted under the Company's stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

  •
  North American economic conditions, especially as they relate to consumer spending and business spending on customer relations and promotion.

  •
  Extreme weather conditions impacting demand for our services or our ability to perform those services.

  •
  Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.

  •
  Competition in the markets served by the Company.

  •
  Labor shortages or increases in wage and benefit costs.

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  The effects of changes in interest rates on our cost of borrowing.

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  Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices.

  •
  Changes in the frequency or severity of insurance incidents relative to our historical experience.

  •
  The effects of changes in the Canadian dollar foreign exchange rate in relation to the US dollar on the Company's Canadian dollar denominated revenues and expenses.

  •
  Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.

  •
  Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing, firearms registration processing, or textbook fulfillment activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

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FIRSTSERVICE CORPORATION INTERIM FINANCIAL STATEMENTS Second Quarter September 30, 2004